September 7, 2011



Mr. Edward Bartz
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549


                  Re: Guggenheim Defined Portfolios, Series 814
        Guggenheim Moderate Asset Allocation Portfolio of ETFs, Series 8
         Guggenheim Growth Asset Allocation Portfolio of ETFs, Series 8
                               File No. 333-175787
                               -------------------

Dear Mr. Bartz:

     This letter is in response to the questions and comments that you raised during our telephone conversation on August 25, 2011 regarding the registration statement on Form S-6 for the Guggenheim Defined Portfolios, Series 814, filed with the Securities and Exchange Commission (the "Commission") on July 26, 2011. The registration statement offers the Guggenheim Moderate Asset Allocation Portfolio of ETFs, Series 8 and Guggenheim Growth Asset Allocation Portfolio of ETFs, Series 8 (the "Trusts"). This letter serves to respond to your comments.

Comment 1

     Please add disclosure to the "Principal Investment Strategy" section in the Prospectus that describes the Trusts' investment in exchange-traded funds ("ETFs") that invest in foreign securities.

Response to Comment 1

     The Prospectus has been revised to include this disclosure.

Comment 2

     Under the heading "Principal Investment Strategy" in the Prospectus, please describe the market capitalization range of the equity securities held by the ETFs in the Trusts.

Response to Comment 2

     The following disclosure has been added to the "Principal Investment Strategy" section for each Trust:

     "The equity ETFs included in the trust's portfolio invest in common stocks of large, mid and small capitalization companies. Please see "Principal Risks" and "Investment Risks" for information concerning the risks associated with investing in small and mid-cap companies."

Comment 3

     Under the heading "Principal Investment Strategy" in the Prospectus, please describe the credit standards and maturity range of the fixed-income securities held by the ETFs in the Trusts.

Response to Comment 3

     The following disclosure has been added to the "Principal Investment Strategy" section for each Trust:

     "The fixed-income ETFs included in the trust's portfolio invest in a wide range of debt securities rated below-investment grade through investment grade. High-yield, below-investment grade securities or "junk" bonds are considered to be speculative and are subject to greater market and credit risks than investment-grade securities. Please see "Principal Risks" and "Investment Risks" for additional information concerning the risks associated with investing in high-yield securities or "junk" bonds.

     The fixed-income ETFs included in the trust's portfolio invest in debt securities with short-term, medium-term and long-term maturities. Typically, fixed-income securities with longer periods before maturity are more sensitive to interest rate changes. See "Principal Risks" and "Investment Risks" for additional information concerning the risks associated with investing in fixed-income securities of short and long-term durations."

     Please call me at (312) 845-3418 if you have any questions or issues you would like to discuss regarding these matters.

                                                         Sincerely yours,

                                                         CHAPMAN AND CUTLER LLP


                                                         By: /s/ Mark Czarniecki
                                                             Mark Czarniecki